Litigation Update

Federal Case:
As previously reported in the press, a
number of private lawsuits have been filed including purported class action and derivative lawsuits, making various allegations and naming as defendants various persons, including certain Scudder (now DWS) funds, the funds' investment advisors and their affiliates, certain individuals, including in some cases fund
Trustees/Directors, officers, and other
parties. Each Scudder fund's investment advisor has agreed to indemnify the applicable Scudder funds in connection with these lawsuits, or other lawsuits or regulatory actions that may be filed making allegations similar to these lawsuits regarding market timing, revenue sharing, fund valuation or other subjects arising from or related to the pending inquiries.
Based on currently available information, the funds' investment advisors believe the likelihood that the pending lawsuits will have a material adverse financial impact on a Scudder fund is remote and such actions are not likely to materially affect their ability to perform under their investment management agreements with the Scudder funds.

The following purported class action and derivative lawsuits pertaining to market timing have been filed:

There are 15 class and derivative actions that have been consolidated and transferred to a Multidistrict Litigation in the District of Maryland ("MDL") (Multidistrict
Litigation 1586-In re Mutual Funds
Investment Litigation). The 11 Complaints originally filed in the Southern District of New York that were transferred to the MDL were virtually identical and each asserted claims against Deutsche Bank AG, Deutsche
Investment Management Americas Inc. and
Deutsche Asset Management, Inc. as well as approximately 85 Funds in the Scudder family of funds and John Doe defendants. The three cases that were originally filed in the Eastern District of New York and the one case originally filed in the District of Delaware are derivative actions brought by purported shareholders in many of the Scudder Funds. These actions named Deutsche
Investment Management Americas Inc.,
Deutsche Asset Management, Inc., and John
Doe defendants. On September 29, 2004, two consolidated amended complaints, one a consolidated amended class action complaint and the other a consolidated amended fund derivative complaint, were filed.

On January 11, 2006, Plaintiffs filed a
Second Consolidated Amended Class Action
Complaint. The officer defendants have been voluntarily dismissed from the class action pursuant to a tolling agreement entered into with Plaintiffs. Deutsche Bank AG has been dismissed from the derivative action. On
March 16, 2007, the court issued an opinion granting in part and denying in part the Deutsche Defendants' motion to dismiss the Second Consolidated Amended Class Action
Complaint.

Plaintiffs filed a Third Consolidated
Amended Class Action Complaint ("Third
Amended Complaint") on December 10, 2007.
In the Third Amended Complaint, the
Plaintiffs added the names of funds that they allegedly purchased or held during the class period. In addition, as contemplated in the Court's scheduling order, the Third
Amended Complaint added a new Plaintiff in an attempt to address standing challenges raised by the Defendants. On January 16,
2008, the Court granted in part and denied in part the Defendants' motion to dismiss certain claims on standing grounds. The case is currently in the discovery phase.

State Case:
On September 16, 2003, a case was commenced in the Circuit Court for Madison County,
Illinois entitled Potter v. Janus Investment
Fund, et al.  Defendants include, among
others, Deutsche Investment Management
Americas, Inc. ("DIMA"), and Scudder
International Fund.
On October 23, 2003, Defendants removed the case to the United States District Court for the Southern District of Illinois. On
February 9, 2004 the District Court remanded the case back to state court. Defendants appealed this decision. On April 5, 2005 the Seventh Circuit Court of Appeals reversed the District Court's decision and instructed the District Court to undo the remand order and dismiss the complaint. On
May 27, 2005, the District Court, in accord with the Appellate Court's mandate, dismissed the state law claims with prejudice. On September 29, 2005,
Plaintiffs filed a petition for a writ of certiorari to the Supreme Court of the United States. On January 6, 2006, the
Supreme Court granted the petition to
address jurisdictional questions.  On June
15, 2006, the Supreme Court vacated the
decision of the Seventh Circuit and held that the Court of Appeals did not have jurisdiction to address District Court's remand order. The case was remanded to and reopened in state court. On November 13, 2006, Defendants removed the case to federal court for a second time. On April 6, 2007, the district court remanded the case back to state court. Defendants appealed this decision to the Seventh Circuit, which dismissed the appeal for lack of jurisdiction on July 13, 2007. The case is now back in state court, and a number of motions are pending.

The following purported class action
lawsuits pertaining to revenue sharing have been filed:

There are 3 class actions that have been consolidated in the Southern District of New
York.  On September 6, 2005, Walker v.
Deutsche Bank AG, et al., Mazza v. Deutsche
Bank AG, et al and Icardo v. Deutsche Bank
AG, et al, were consolidated.  The
consolidated Complaint filed on December 19, 2005 names Deutsche Bank AG, certain affiliated adviser entities, and Scudder
Distributors Inc.

On August 15, 2007, the court granted the Deutsche Defendants' motion to dismiss with prejudice and denied Plaintiffs' request for leave to amend the complaint. The plaintiffs have not filed an appeal, and the deadline for appealing this decision has now passed.

Updated April 24, 2008